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VIA EDGAR AND ELECTRONIC SECURE TRANSFER
PROCEPT BIOROBOTICS CORPORATION HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

United States Securities and Exchange Commission	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention:

Re:	PROCEPT BioRobotics Corporation
Registration Statement on Form S-1
Filed on August 18, 2021
File No. 333-258898
Ladies and Gentlemen:
On behalf of PROCEPT BioRobotics Corporation (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on August 18, 2021.

August 31, 2021 Page 2
The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation. In particular, the Company references Comment #12 of the Staff’s letter dated July 23, 2021 with respect to providing an explanation for the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of its common stock and the estimated offering price. The supplemental response set forth below is based upon information provided to Latham & Watkins LLP by the Company.
On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83). This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.
The Company’s discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” and “—Common Stock Valuations” (the “MD&A”) and appears on pages 98-100 of the Registration Statement.
The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the underwriters for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any stock split that the Company expects to effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The post-split price range will be narrowed within the Preliminary IPO Price Range prior to distribution of the preliminary prospectus in connection with the Company’s road show. For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis, unless otherwise expressly noted.
The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.
STOCK OPTION GRANTS SINCE JUNE 30, 2020
The following table summarizes the number of shares of common stock underlying stock options granted since June 30, 2020, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock used to determine stock-based compensation expense for financial reporting purposes.
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Grant Date(s)	Number of Shares Underlying Options Grants	Exercise Price Per Share	Estimated Fair Value – Financial Reporting Purposes
July 31, 2020	[***]	[***]	[***]
August 10, 2020	[***]	[***]	[***]
October 13, 2020	[***]	[***]	[***]
December 16, 2020	[***]	[***]	[***]
February 25, 2021	[***]	[***]	[***]
March 22, 2021	[***]	[***]	[***]
June 22, 2021	[***]	[***]	[***]
July 29, 2021	[***]	[***]	[***]
August 16, 2021	[***]	[***]	[***]
(a) Represents the fair value per share of the underlying common stock for financial reporting purposes used to calculate the grant date fair value of the stock options issued on July 29, 2021 for which compensation expense will be recognized for the nine month period ended September 30, 2021. See “June 14, 2021 Valuation and Fair Value Determination” for a discussion of retrospective review of estimated fair value.
HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY
The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.
Historically, the Company has obtained independent third-party valuations of its common stock on an annual basis as well as following events or conditions that the Company determines could cause the assumptions, qualifications or methodologies contained in prior independent third-party valuations to materially change. As described in greater detail in MD&A, (a) for valuations performed prior to June 14, 2021, the Company utilized the option-pricing model (“OPM”) backsolve method weighted against a discounted cash flow analysis for determining the fair value of its common stock, (b) for valuations performed between June 14, 2021 and prior to August 18, 2021, the Company utilized the OPM backsolve method for determining the fair value of its common stock, and (c) for the valuation performed on August 18, 2021, the Company utilized a hybrid method (the “Hybrid Method”) of the OPM and the probability-weighted expected return model (“PWERM”) for determining the fair value of the Company’s common stock. The Company used the OPM rather than the PWERM until August 2021 because specific future outcomes, such as an IPO or M&A transaction, were difficult for the Company to
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predict. However, the PWERM was presented in the form of a supplemental analysis to the backsolve method in the valuation performed in June 2021 reflecting a similar conclusion.
In the OPM framework, the backsolve method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility, and risk-free rate and then solving for the value of equity by calibrating to the value of the most recent class of preferred stock. A reasonable discount for lack of marketability is then applied to conclude on a per share value of the common stock on a minority, non-marketable basis. The OPM method was selected as management concluded that the financing transactions were negotiated at arms’ length and provided the best indication of the fair value of the preferred stock at each measurement date.
Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of equity, and the resulting per share value of the common stock is discounted for a lack of marketability. The Hybrid Method estimates the probability-weighted value across multiple scenarios but uses the OPM to estimate the allocation of value within one or more of the scenarios. The Company determined to incorporate the PWERM into its valuation methodology as values associated with various potential outcomes were considered estimable, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions.
At each grant date, the Board of Directors evaluated any recent events and their potential impact on the estimated per share fair value of the common stock. For grants of stock awards made on dates for which there was no concurrent independent third-party valuation, the Company’s Board of Directors determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available at the time of the grant.
DISCUSSION OF FAIR VALUE DETERMINATIONS OVER THE PAST 12 MONTHS
The table below sets forth the fair market value determinations of the Company’s common stock as provided by independent third-party valuation reports for periods since June 30, 2020. The Company does not expect to make any additional grants prior to the completion
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of its IPO other than grants made concurrent with the IPO at an exercise price equal to the final IPO price.

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share
July 30, 2020	[***]
December 31, 2020	[***]
June 14, 2021	[***]
August 13 2021	[***]
Corporate and Financing History
The Company was originally incorporated as a California company in 2007, and, in April 2021 was reincorporated into Delaware.
As of June 30, 2021, the Company had raised $[***] from private placements of redeemable convertible preferred stock, including its most recent Series F and Series G redeemable convertible preferred stock financings. In July 2020, the Company sold $[***] of its Series F redeemable convertible preferred stock at an issue price of $[***] per share. The Series F redeemable convertible preferred stock financing was led by an independent third-party investor. In June 2021, the Company sold $[***] of its Series G redeemable convertible preferred stock at an issue price of $[***] per share. The Series G redeemable convertible preferred stock financing was also led by an independent third-party investor.
July 30, 2020 Valuation and Fair Value Determination
Concurrent with the completion of the Company’s Series F redeemable convertible preferred stock financing, the Company obtained an independent third-party valuation of the Company’s common stock as of July 30, 2020 (giving effect to the issuance of the Series F redeemable convertible preferred stock in that same month) (the “July 2020 Valuation”).
The July 2020 Valuation estimated the equity value of the Company using a two-step process involving a weighted average of the fundamental analysis and the transaction analysis. The implied equity value derived from each analysis was then allocated to the Company’s common stock using the OPM. Under the fundamental analysis, the valuation relied on the market approach and income approach, together with a discounted cash flow analysis to determine an aggregate equity value of the Company. This resulted in an implied equity value, on a marketable minority interest basis, of $[***]. After allocating the implied equity value to the Company’s common stock using the OPM and applying a DLOM of 33%, the fair value per share of the common stock under the fundamental analysis was estimated at $[***] per share. The transaction analysis gave consideration to the Company’s Series F redeemable convertible preferred stock financing, and used the Backsolve Method to derive an implied total equity value from the per share sale price in that financing. This resulted in an implied equity value, on a
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marketable basis, of $[***]. After allocating the implied equity value to the Company’s common stock using the OPM and applying a DLOM of 33%, the fair value per share of the common stock under the transaction analysis was estimated at $[***] per share.
Given that the closing of the Series F redeemable convertible preferred stock financing occurred on the valuation date, the valuation weighted the transaction analysis at 90% and the fundamental analysis at 10%. This resulted in an estimated fair value of $[***] per share.
Considering the July 2020 Valuation and the objective and subjective factors described on pages 99-100 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of July 30, 2020. For each grant date between July 30, 2020 and December 31, 2020, the Board of Directors considered the July 2020 Valuation together with any subsequent changes in the objective and subjective factors described on pages 99-100 of the Registration Statement, to determine the fair value of the common stock at the time of grant. At each grant date, the Board of Directors concluded that the fair value of the common stock was $[***] per share and granted options with that exercise price.
December 31, 2020 Valuation and Fair Value Determination
Consistent with its prior practice, the Company obtained an independent third-party valuation of the Company’s common stock as of December 31, 2020, and, based on its consideration of this valuation and the objective and subjective factors described on pages 99-100 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of December 31, 2020 (the “December 2020 Valuation”).
The December 2020 Valuation also estimated the equity value of the Company using a two-step process involving a weighted average of the fundamental analysis and the transaction analysis. The implied equity value derived from each analysis was then allocated to the Company’s common stock using the OPM. Under the fundamental analysis, the valuation relied on the market approach and income approach, together with a discounted cash flow analysis to determine an aggregate equity value of the Company. This resulted in an implied equity value, on a marketable minority interest basis, of $[***]. After allocating the implied equity value to the Company’s common stock using the OPM and applying a DLOM of 30%, the fair value per share of the common stock was estimated at $[***] per share. The transaction analysis gave consideration to the Company’s Series F redeemable convertible preferred stock financing, and used the Backsolve Method to derive an implied total equity value from the per share sale price in that financing. This resulted in an implied equity value, on a marketable basis, of $[***]. After allocating the implied equity value to the Company’s common stock using the OPM and applying a DLOM of 33%, the fair value per share of the common stock was estimated at $[***] per share. The increase in fair value of the common stock from the July 2020 Valuation was primarily attributable to a lesser weighting on backsolve method, which decreased from 90% in the July 2020 Valuation to 50% in the December 2020 Valuation.
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Given the timing of the Series F redeemable convertible preferred stock financing relative to the valuation date, the valuation weighted the fundamental analysis and the transaction analysis each at 50%. This resulted in an estimated fair value of $[***] per share.
Considering the December 2020 Valuation and the objective and subjective factors described on pages 99-100 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of December 31, 2020. In particular the Company noted that seven Medicare Administrative Contractors had provided positive local coverage determinations for Aquablation therapy. For the option grant dates in February and March 2021, the Board of Directors considered the December 2020 Valuation together with any subsequent changes in the objective and subjective factors described on pages 99-100 of the Registration Statement, to determine the fair value of the common stock at the time of grant. At each grant date, the Board of Directors determined that no significant subsequent changes to the business had occurred and concluded that the fair value of the common stock was $[***] per share and granted options with that exercise price.
June 14, 2021 Valuation and Fair Value Determination
Concurrent with the completion of the Company’s Series G redeemable convertible preferred stock financing, the Company obtained an independent third-party valuation of the Company’s common stock as of June 14, 2021 (the “June 2021 Valuation”), and, based on its consideration of this valuation and the objective and subjective factors described on pages 99-100 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of June 14, 2021.
The June 2021 Valuation estimated the equity value of the Company using the transaction analysis. The transaction analysis gave consideration to the Company’s Series F redeemable convertible preferred stock financing, and used the Backsolve Method to derive an implied total equity value from the per share sale price in that financing. The implied equity value derived from the transaction analysis was then allocated to the Company’s common stock using the OPM. The Company relied on the OPM Backsolve Method rather than the PWERM because specific future outcomes, such as an IPO or M&A transaction, were difficult for the Company to predict. The PWERM was presented in the form of a supplemental analysis to the backsolve method reflecting a similar outcome. The Company determined that the Series G redeemable convertible preferred stock financing was a reasonable indication of value as of the June 14, 2021 valuation date and that the terms of the financing were fairly negotiated at arm’s length and reasonably reflected the expected economics of the Company. The backsolve analysis of the Series G redeemable convertible preferred stock financing implied a $[***] per share value for the common stock. Given the preference of the Series G redeemable convertible preferred stock over the common stock, the valuation applied a 24% DLOM to determine the fair value of the common stock on a non-marketable minority basis. This resulted in an implied fair value of $[***] per share. The increase in fair value of the common stock from the December 2020 Valuation was primarily attributable to an increase in the IPO probability from zero in the December 2020 Valuation to 20% to 40% in the June 2021 valuation.
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Considering the June 2021 Valuation and the objective and subjective factors described on pages 99-100 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of June 14, 2021. In particular the Company noted the recently closed Series G financing, that the Company had held its organizational meeting, and that it had progressed with preparing its initial submission of the Registration Statement. For the grants made in July 2021, the Board of Directors considered the June 2021 Valuation together with any subsequent changes in the objective and subjective factors described on pages 99-100 of the Registration Statement, to determine the fair value of the common stock at the time of grant. At that time the Board of Directors determined that the fair value of the common stock on the date of the July 2021 option grants was $[***] per share and granted options with that exercise price. Subsequently, following the adoption of a fair value in August 2021 of $[***] per share, the Company determined to retrospectively evaluate the fair value for financial reporting purposes of the option grants in July 2021. In performing this evaluation, the Company considered the feedback from additional investor meetings occurring after the June Valuation, its continued progress towards an IPO, but measured against uncertainty caused by the Delta variant of the SARS-CoV-2 virus in the market as well in the ability of hospitals to continue performing Aquablation therapy procedures. Based on this analysis, the Company adjusted the fair value of the Common Stock for financial reporting purposes for the July 2021 grant date to $[***] per share utilizing a linear interpolation from the June 2021 Valuation. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, led to the changes in the fair value of the underlying common stock.
August 13, 2021 Valuation and Fair Value Determination
The Company obtained an independent third-party valuation of the Company’s common stock as of August 13, 2021 (the “August 2021 Valuation”), and, based on its consideration of this valuation and the objective and subjective factors described on pages 99-100 of the Registration Statement, the Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of August 13, 2021. The August 2021 Valuation utilized the Hybrid Method of the OPM and the PWERM for determining the fair value of the Company’s common stock. The transition to the Hybrid Method was based on the Company’s progress towards a potential IPO.
The August 2021 Valuation weighted 30% to the OPM and 70% to the PWERM.
For purposes of the OPM, the independent third-party valuation estimated the equity value of the Company using the same transaction approach and Backsolve Method of the OPM utilized in the June 2021 Valuation. The backsolve analysis of the Series G redeemable convertible preferred stock financing implied a $[***] per share value for the common stock. Given the preference of the Series G redeemable convertible preferred stock over the common
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stock, the valuation applied a DLOM to determine the fair value of the common stock on a non-marketable minority basis. This resulted in an implied fair value of $[***] per share.
For PWERM purposes, the Company utilized five potential scenarios, which included (1) an acquisition of the Company; (2) a low IPO, (3) a base IPO, (4) a high IPO and (5) a pre-emptive acquisition transaction. The Board of Directors, in consultation with management, weighted the probability of each scenario as follows:

Scenario	Probability
Acquisition	25%
Low IPO	20%
Base IPO	20%
High IPO	20%
Pre-emptive acquisition	15%
For purposes of the PWERM, to derive its equity value in each of the potential liquidity scenarios, the independent third-party valuation utilized input from management together with market-based data. The Company believes that the potential future scenarios used in the August 2021 Valuation and the probability weighting of each future scenario was appropriate at the time, in light of the Company’s stage of commercialization, development of the business, and the feasibility of completing an IPO. The PWERM determined a present value and then applied a DLOM of 15% to arrive at a fair value per share of $[***].
Utilizing the estimated fair values from both the OPM and the PWERM, and applying the probability weighting, the independent third-party valuation derived an aggregate probability weighted fair value per common share, on a non-marketable minority interest basis, of $[***] per share.
Considering the August 2021 Valuation and the objective and subjective factors described on pages 99-100 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of August 13, 2021. In performing this valuation, the Company considered the feedback from additional investor meetings occurring after the June 2021 Valuation, its continued progress towards an IPO, but measured those advances against uncertainty caused by the Delta variant of the SARS-CoV-2 virus in the market as well in the ability of hospitals to continue performing Aquablation therapy procedures. At the August grant date, the Board of Directors concluded that the fair value of the common stock was $[***] per share and granted options with that exercise price.
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PRELIMINARY ASSUMED IPO PRICE
As noted above, the Preliminary IPO Price Range is $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including, among other methodologies:
•a comparison of the Company’s post-money valuation at the conclusion of its last round of financing to step-up valuations for comparable companies pursuing an IPO following their respective last rounds of financings;
•a comparison of comparable company valuations at the time of their respective IPOs;
•a comparison of public companies at a similar stage of development;
•a comparison of the valuation increases for comparable companies at the time of their respective IPOs;
•feedback from prospective investors as a result of testing the waters meetings; and
•recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.
COMPARISON OF PRELIMINARY IPO PRICE RANGE AND ESTIMATED EQUITY FAIR VALUE PER SHARE
For the equity awards granted in August 2021, there are a number of factors that account for the increase in the Preliminary IPO Price Range over the applicable grant date fair value used for determining stock-based compensation expense. These include:
•the Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.
•As is typical for IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board of Directors, and the underwriters. Conversely, the Company’s valuation methodologies, which are both commonly accepted and applied in the valuation community and are consistent with the methods and guidance in the AICPA Practice Guide, reflect the potential for alternative liquidity events occurring at different future dates,
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which inherently decreases the estimated fair value per share due to the combination of (i) the discounting to present value for each of the future business values upon a liquidity event; and (ii) the application of a discount for lack of marketability.
•The Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability. Notably, the equity values used in the near-term IPO scenarios for the August 2021 Valuation are consistent with the pre-offering equity value at the mid-point of the Preliminary IPO Price Range.
•Upon completion of the IPO, all of the Company’s outstanding redeemable convertible preferred stock would automatically convert to common stock and the associated preferred stock rights, including liquidation rights, would be eliminated.
•The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize the Company’s product candidates.
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CONCLUSION
In conclusion, the Company believes that the deemed per share fair values of its common stock used as the basis for determining the stock-based compensation expense for financial reporting purposes are reasonable and appropriate, and the Company respectfully submits that the differences from the Preliminary IPO Price Range are reasonable in light of all of the considerations outlined above.
In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.
We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (714) 755-8181 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Shayne Kennedy

Shayne Kennedy
of LATHAM & WATKINS LLP

cc:	Reza Zadno, PROCEPT BioRobotics Corporation
Kevin Waters, PROCEPT BioRobotics Corporation
Alaleh Nouri, PROCEPT BioRobotics Corporation
Drew Capurro, Latham & Watkins LLP
Charles Kim, Cooley LLP
CONFIDENTIAL TREATMENT REQUESTED BY
PROCEPT BIOROBOTICS CORPORATION